UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)

T-Mobile US, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

872590104
(CUSIP Number)

Dr. Axel Lützner
Vice President DT Legal
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn, Germany
+49-228-181-0
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom AG IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,957,610

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Consists of the sum of (i) 583,957,610 shares of Common Stock held by Deutsche Telekom Holding B.V. (“DT Holding”), (ii) 60,924,954 shares of Common Stock held by Delaware Project 6 L.L.C. (“Project 6”), a wholly-owned subsidiary of SoftBank Group Corp. (“SoftBank”) and subject to the Proxy, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile L.L.C. (“Claure Mobile”), and subject to the Claure Proxy. Raul Marcelo Claure and Claure Mobile are referred to together as the “Claure Parties”. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract (defined below).

**Consists of 583,957,610 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 583,957,610 shares of Common Stock held by DT Holding, (ii) 60,924,954 shares of Common Stock held by Project 6 and subject to the Proxy (of which 56,124,954 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
Deutsche Telekom Holding B.V. IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,957,610

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Consists of the sum of (i) 583,957,610 shares of Common Stock held by DT Holding, (ii) 60,924,954 shares of Common Stock held by Project 6, and subject to the Proxy, and (iii) 5,000,000 shares of Common Stock held by Claure Mobile, and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 583,957,610 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 583,957,610 shares of Common Stock held by DT Holding, (ii) 60,924,954 shares of Common Stock held by Project 6 and subject to the Proxy (of which 56,124,954 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom), and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Holding GmbH IRS identification number: 98-0470438

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,957,610

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Consists of the sum of (i) 583,957,610 shares of Common Stock held by DT Holding, (ii) 60,924,954 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 583,957,610 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 583,957,610 shares of Common Stock held by DT Holding, (ii) 60,924,954 shares of Common Stock held by Project 6 and subject to the Proxy (of which 56,124,954 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS
T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
649,882,564

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER**
583,957,610

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON***
649,882,564

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)****
52.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*Consists of the sum of (i) 583,957,610 shares of Common Stock held by DT Holding, (ii) 60,924,954 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

**Consists of 583,957,610 shares of Common Stock held by DT Holding.

***Consists of the sum of (i) 583,957,610 shares of Common Stock held by DT Holding, (ii) 60,924,954 shares of Common Stock held by Project 6 and subject to the Proxy (of which 56,124,954 of such shares of Common Stock are subject to call options granted by Project 6 to Deutsche Telekom) and (iii) 5,000,000 shares of Common Stock held by Claure Mobile and subject to the Claure Proxy. This sum does not include the 20,000,000 shares of Common Stock subject to the Forward Contract.

****Based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 17 (this “Amendment No. 17”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, (as amended and supplemented from time to time, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 17 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by SoftBank Group Corp., SoftBank Group Capital Ltd, Delaware Project 6 L.L.C., and the Claure Parties if such Common Stock is not subject to the Proxy or the Claure Proxy.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item 6 is hereby amended and supplemented as follows:

Exercise Date of Floating Options and Fixed Options

On September 6, 2021, Deutsche Telekom entered into the 2021 Master Framework Agreement (which is filed as Exhibit 58 hereto) (the “2021 Master Framework Agreement”), by and among Deutsche Telekom, SoftBank and Project 6.

On September 23, 2021 (the “Exercise Date”), pursuant to the terms of the 2021 Master Framework Agreement, Deutsche Telekom exercised its right to acquire 19,017,795 shares of Common Stock from Project 6 pursuant to the SB-DT Call Option, dated June 22, 2020 (which is filed as Exhibit 51 hereto) (the exercised portion thereof, the “Exercised Floating Options”) and its right to acquire 26,348,874 shares of Common Stock from Project 6 pursuant to the Replacement SB-Newco Call Option, dated October 6, 2020 (which is filed as Exhibit 57 hereto) (the exercised portion thereof, the “Exercised Fixed Options”).

Pursuant to the Call Option Support Agreement, dated June 22, 2020 (which is filed as Exhibit 54 hereto), Deutsche Telekom elected to settle the exercise price with respect to the Exercised Floating Options and the Exercised Fixed Options in the form of an aggregate of 225,000,000 no par value registered shares of Deutsche Telekom (the “New DT Shares”).  Per the terms of the Replacement SB-Newco Call Option, the per share exercise price of the Exercised Fixed Options is $101.455. In accordance with the terms of the Call Option Support Agreement, the aggregate exercise price for the Exercised Fixed Options was settled in the form of 133,672,515 New DT Shares.

Per the terms of the 2021 Master Framework Agreement and in accordance with the terms of the Call Option Support Agreement, the per share exercise price of the Exercised Floating Options was set on the Exercise Date at 4.80 New DT Shares and the aggregate exercise price for the Exercised Floating Options was settled in the form of 91,327,485 New DT Shares.

Amendment to GS-DT Forward Confirmation

On May 21, 2021, Deutsche Telekom entered into a forward purchase contract (the “Forward Contract”) with an unaffiliated counterparty covering 20,000,000 shares of Common Stock.

On September 23, 2021, DT and the counterparty entered into an amendment to the Forward Contract to modify certain of the settlement provisions to align with the settlement provisions of the Floating Options as described in the 2021 Master Framework Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2021

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
	Name:	Dr. Axel Lützner
	Title:	Vice President DT Legal

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Head of Legal Services International Subsidiaries DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
	Name:	Dr. Christian Dorenkamp
	Title:	Managing Director

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

By:	/s/ Dr. Uli Kühbacher
	Name:	Dr. Uli Kühbacher
	Title:	Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Frans Roose
	Name:	Frans Roose
	Title:	Managing Director

By:	/s/ Ton Zijlstra
	Name:	Ton Zijlstra
	Title:	Managing Director

SCHEDULE B

Certain Information Regarding the SoftBank Parties(1)

SoftBank Party	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	60,924,954 (4.9%)	0	0	60,924,954	0
SoftBank Group Capital Ltd	0 (0.0%)	0	0	0	0
Delaware Project 6 L.L.C.	60,924,954 (4.9%)	0	0	60,924,954	0

(1) See the Schedule 13D/A filed on September 16, 2021 by SoftBank Group Corp., SoftBank Group Capital Ltd and Delaware Project 6 L.L.C. (the “SoftBank Parties”), which includes information regarding each entity’s jurisdiction of organization, principal business, address of principal office and other information.

(2) The information shown in the table with respect to the number of shares beneficially owned by the SoftBank Parties is based on the number of shares of Common Stock beneficially owned by each SoftBank Party as of September 16, 2021.

(3) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

Certain Information Regarding the Claure Parties(4)

Claure Party	Aggregate Number (Percentage) of Shares Beneficially Owned(5), (6)	Number of Shares Beneficially Owned With
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Raul Marcelo Claure	7,034,791 (0.6%)	2,034,791 (7)	0	7,034,791	0
Claure Mobile L.L.C.	5,000,000 (0.4%)	0	0	5,000,000	0

(4) See the Schedule 13D filed on July 24, 2020 by the Claure Parties, which includes information regarding each Claure Party’s jurisdiction of organization, principal business, address of principal office and other information.

(5) The information shown in the table with respect to the number of shares beneficially owned by the Claure Parties is based on the number of shares of Common Stock beneficially owned by each Claure Party as of July 24, 2020.

(6) The denominator in the percentage calculation is based on the number of shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(7) Based on the Schedule 13D filed on July 24, 2020 by the Claure Parties, Raul Marcelo Claure holds 2,034,791 shares of Common Stock not subject to the Claure Proxy.